Filed by Delta Corp Holdings Limited
Pursuant to Rule 425 under the Securities Act of 1933, and
deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934

Subject Company:
Delta Corp Holdings Limited
Commission File No. 333-274699

Coffee Holdings Co., Inc. Issues Business Update Following 2023 Annual Meeting

STATEN ISLAND, New York — November 3, 2023. Coffee Holding Co., Inc. (Nasdaq: JVA) (the “Company”) today provided a business update following its 2023 Annual Meeting held on October 27, 2023.

Andrew Gordon, Chief Executive Officer and Chairman of the Company provided the following update:

“I would like to provide a business update and an update regarding the proposed transaction with Delta Corp Holdings Limited (“Delta”) to employees, shareholders and interested persons of Coffee Holding Co., Inc. (“we”, “us” “our” and the “Company”).

First, let me begin by thanking our long-term loyal shareholders, supporters and interested persons for their patience and understanding over the past thirteen months. I, along with my board of directors, firmly believe this patience will be rewarded in the near future.

Secondly, let me assure everyone that our management team and the management team of Delta are committed to this merger. Our management team believes the combination between our respective companies in terms of future revenue growth and subsequent earnings is projected by us to translate into a stronger stock price and value creation for our shareholders.

The past two years have been difficult for our business. Following COVID-19 and the costly disposal of our under-performing Generations/Steep division, we encountered both a business slowdown and increasing costs, including the expensive relocation of manufacturing equipment to our current operating facilities in Colorado and Massachusetts. In addition, domestic freight costs remain elevated, and our borrowing costs have increased as short-term interest rates have risen significantly over the last 18 months. As a result of these factors, we have seen a significant drag on our earnings.

With some of these challenges behind us, we believe we are looking at an improved outlook heading into 2024. We recently started shipping our products to two new large national supermarket chains along with a third larger regional chain which we believe dominates the Northeast market. These, along with new but smaller customer wins and improved sales of our flagship brand, Café Caribe, in the East Coast and Southwest, are expected to help grow our revenues by 18 – 25% in 2024 and drive a return to profitability.

Coffee prices also remain at elevated levels on an historic basis, with smaller crops last year and remaining supply chain issues combining to keep nearby supplies tight. We have always recorded better results when similar conditions persisted in the past and it is our belief that will also be the scenario heading into our next fiscal year.

Finally, I want to address our rationale behind the proposed merger with Delta and why we view this as the best course for the future of the Company and return for our shareholders. Although we believe that our business is on a more stable footing, several challenges persist. Financing costs are high, a situation that appears poised to continue for several years to come and capital market access has been restrictive for small companies such as ours even before the recent rise in interest rates. In addition, most other publicly traded coffee companies, other than retail coffee companies, have both underperformed and have gone relatively unnoticed in the public markets over the last several years and our company is no exception. To execute our growth initiatives, improve margins, and reduce our overhead and capital costs, it is the view of myself and the Company’s board of directors that an increase in scale will be in our interests and that our Company and its shareholders would benefit from combining with a much larger enterprise such Delta.

Delta is a global logistics company with a broad interest across commodities, industrials, and agricultural industries. It has experienced significant growth since its founding with revenues of over $620 million last year and today has over 400 employees in 17 countries. Delta’s business lines are headed by experienced management teams and combining with Delta we believe will give us the scale and efficiency to execute our strategy. It is our belief that this will be the catalyst for setting the possibility of improved stock performance once we consummate the proposed merger.

We are in the process of remaining stages in the review of our proxy statement with the Securities and Exchange Commission and expect to mail our proxy statement to our stockholders by year end and to hold our special meeting in the first quarter of 2024. Again, I want to thank our stockholders for your patience and your continued support,” concluded Mr. Gordon.

About Coffee Holding

Founded in 1971, Coffee Holding is a leading integrated wholesale coffee roaster and dealer in the United States and one of the few coffee companies that offers a broad array of coffee products across the entire spectrum of consumer tastes, preferences and price points. Coffee Holding’s product offerings consist of eight proprietary brands, each targeting a different segment of the consumer coffee market as well as roasting and blending coffees for major wholesalers and retailers throughout the United States who want to have products under their own names to compete with national brands. In addition to selling roasted coffee, Coffee Holding also imports green coffee beans from around the world which it resells to smaller regional roasters and coffee shops throughout the United States and Canada.

About Delta

Delta is a fully integrated global business engaged in logistics, fuel supply and asset management related services, primarily servicing the international supply chains of commodity, energy, and capital goods producers. Delta operates its business through three segments: Bulk Logistics, Energy Logistics and Asset Management. Delta’s Bulk Logistics division is an asset-light third-party logistics provider of freight forwarding, ocean transportation, mine-to-port, and related services connecting producers of commodities, agriculture products, capital goods and energy to end users. Delta’s Energy Logistics operations provides its customers with industry leading fuels, lubricants and carbon offset products with a focus on environmental impact. Delta also offers Asset Management services to the marine transportation and offshore oil and gas industries. Delta’s business model is asset-light, and its service offerings facilitate the global trade of energy, raw materials, intermediate goods, and agricultural products. Delta is a multinational business with offices throughout Europe, the Middle East, Africa and Asia. For more information, please see Delta’s website at www.wearedelta.com.

Additional Information and Where to Find It

In connection with the proposed business combination, Pubco (named Delta Corp Holdings Limited or Delta Corp Holdings Ltd) has filed a registration statement on Form F-4 to the SEC (as amended, the “Registration Statement”), which includes a preliminary prospectus with respect to Pubco’s securities to be issued in connection with the proposed business combination and a preliminary proxy statement to be distributed to holders of JVA’s common stock in connection with JVA’s solicitation of proxies for the vote by JVA’s stockholders with respect to the proposed business combination and other matters to be described in the Registration Statement. The Registration Statement has not been declared effective by the SEC. After the Registration Statement is declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to stockholders of JVA as of the record date in the future to be established for voting on the proposed business combination and will contain important information about the proposed business combination and related matters. INVESTORS AND SECURITY HOLDERS OF JVA, PUBCO AND OTHER INTERESTED PERSONS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Security holders and other interested persons may obtain free copies of the Registration Statement, preliminary proxy statement/prospectus, definitive proxy statement/prospectus, and other relevant material (in each case when available) at the website maintained by the SEC at www.sec.gov. or by directing a request to: Coffee Holding Co., Inc. 3475 Victory Boulevard, Staten Island, New York 10314, Attn: Andrew Gordon, Chief Executive Officer.

Participants in the Solicitation

Coffee Holding, Delta, Pubco and each of their directors,, executive officers and certain other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from the stockholders of Coffee Holding with respect to the proposed transaction and related matters. Information about the directors and executive officers of Coffee Holding, including their ownership of shares of Coffee Holding common stock, is included in Coffee Holding’s Annual Report on Form 10-K for the year ended October 31, 2022, which was filed with the SEC on March 29, 2023. Additional information regarding the persons or entities who may be deemed participants in the solicitation of proxies from Coffee Holding stockholders, including a description of their interests in the proposed business combination by security holdings or otherwise, is included in the Registration Statement’s proxy statement/prospectus and other relevant documents filed or to be filed with the SEC by Pubco, or Coffee, when they become available. You may obtain free copies of these documents as described above.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Pubco, Coffee Holding and Delta. All statements other than statements of historical facts contained in this press release, including statements regarding Pubco’s, Coffee Holding’s or Delta’s future results of operations and financial position, Pubco’s, Coffee Holding’s and Delta’s business strategy, prospective costs, timing and likelihood of success, plans and objectives of management for future operations, future results of current and anticipated operations of Pubco, Coffee Holding and Delta, and the expected value of the combined company after the transactions, are forward-looking statements. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including, but not limited to, the following risks relating to the proposed transaction: the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction agreement; the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Coffee Holding’s securities; the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction agreement; the inability to complete the transactions contemplated by the transaction agreement, including due to failure to obtain approval of the stockholders of Coffee Holding or other conditions to closing in the definitive agreement; the inability to obtain or maintain the listing of Pubco ordinary shares on Nasdaq following the proposed transaction; the risk that the proposed transaction disrupts current plans and operations of Coffee Holding as a result of the announcement and consummation of the proposed transaction; the ability to recognize the anticipated benefits of the proposed transaction, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth economically and hire and retain key employees; costs related to the proposed transaction; changes in applicable laws or regulations; the possibility that Pubco, Delta or Coffee Holding may be adversely affected by other economic, business, and/or competitive factors; and other risks and uncertainties identified in the proxy statement/prospectus (when available) relating to the proposed transaction, including those under “Risk Factors” therein, and in other filings with the SEC made by Pubco and Coffee Holding. There can be no assurance of the completion of the proposed business combination, nor subject to and following such completion, the realization of potential benefits of the proposed business combination. Moreover, Pubco, Delta and Coffee Holding operate in very competitive and rapidly changing environments. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond Pubco’s, Delta’s and Coffee Holding’s control, you should not rely on these forward-looking statements as predictions of future events. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and, except as required by law, Pubco, Delta and Coffee Holding assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of Pubco, Delta or Coffee Holding gives any assurance that either Delta or Coffee Holding or Pubco will achieve its expectations.

For further information, contact:

Coffee Holding Co., Inc.

Andrew Gordon
President & CEO
(718) 832-0800

Delta Corp Holdings Limited

Joseph Nelson
Chief Financial Officer
Phone: +44 0203 753 5598
Email: ir@wearedelta.com